Exhibit 12

Cabot Corporation and Consolidated Subsidiaries

Statement Regarding Computation of Ratio of Earnings (Loss) to Fixed Charges

(Amounts in millions, except ratios)

	Years ended September 30
	2010	2009	2008	2007	2006
Earnings (Loss):
Pre-tax income (loss) from continuing operations	$208	$(102)	$112	$168	$97
Distributed income of affiliated companies	6	1	2	10	5
Add fixed charges:
Interest on indebtedness	40	30	38	34	27
Portion of rents representative of the interest factor	8	9	9	8	6
Preferred stock dividend	—	—	—	1	2
Income (loss) as adjusted	$262	$(65)	$161	$221	$137
Fixed charges:
Interest on indebtedness	$40	$30	$38	$34	$27
Capitalized interest	1	4	3	1	2
Portion of rents representative of the interest factor	8	9	9	8	6
Preferred stock dividend	—	—	—	1	2
Total fixed charges	$49	$43	$50	$44	$37
Ratio of earnings (loss) to fixed charges	5	N/A	3	5	4